Exhibit 12.1

Endologix, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands)

Twelve Months Ended

	Six Months Ended June 30, 2015	2014	2013	2012	2011	2010
EARNINGS:
Loss before income taxes	$(24,062)	$(32,480)	$(16,078)	$(35,243)	$(28,816)	$(4,384)
Plus: Fixed charges (see below)	$3,354	$6,617	$521	$203	$305	$199

Total earnings/(loss) to cover fixed charges	$(20,708)	$(25,863)	$(15,557)	$(35,040)	$(28,511)	$(4,185)

FIXED CHARGES:
Interest expense	$2,955	$5,709	$321	$7	$32	$16
Interest portion of rental expense	$399	$908	$200	$196	$273	$183

Total Fixed charges	$3,354	$6,617	$521	$203	$305	$199
Preferred stock dividends	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$3,354	$6,617	$521	$203	$305	$199
RATIO OF EARNINGS TO FIXED CHARGES	—	—	—	—	—	—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	—	—	—	—	—	—
DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(24,062)	$(32,480)	$(16,078)	$(35,243)	$(28,816)	$(4,384)

DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$(24,062)	$(32,480)	$(16,078)	$(35,243)	$(28,816)	$(4,384)